of the members and the presence of three of them shall be required. The other members may delegate their vote in writing to any member attending the meeting in order for the latter to represent them and adopt resolutions. Resolutions shall be adopted by majority vote. The resolutions adopted and the operations carried out by the Executive Committee in use of its authority shall be enforceable and the Minutes of the respective meetings shall be written up and kept by the Secretary so appointed by such Committee, to be signed by the Secretary and all members attending the meeting, in a special book used for such purpose, which shall have the same authority as that used to record the resolutions of the Board of Directors.-

Any certifications issued with reference to this Minutes book must be authorized by the Secretary, with the signature of approval of the Chairman or the acting Secretary or Chairman." - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

By another deed certified by me dated March the twelfth nineteen hundred and ninety-nine, under number 792 of my protocol, recorded in the Mercantile Registry of Santander on March the twenty-fourth nineteen hundred and ninety-nine, in volume 611, on page 116, page 1,960, entry number 463, all the powers of the Board of Directors were delegated to the Executive Committee, with the exception of the following:- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

a).- Those which may not be delegated legally.- - - - - - - - - - - - - - - - - - - - -

b).- The approval of general corporate strategy.- - - - - - - - - - - - - - - - - - - -

c).- The appointment (and if applicable, dismissal) of members of the senior management of the Company, and the establishment of their remuneration.- - - - - -

d).- The control of management activity and the evaluation of officers.- - -

e).- The identification of principal corporate risks, especially risks originating from derivatives operations, and the implementation and follow-up of the appropriate internal control and reporting systems.- - - - - - - - - - - - - - - - - - - -

f).- The determination of the information and communication policy with respect to shareholders, markets and public opinion. In particular, the Board will be responsible for supplying the markets with rapid, accurate and reliable information, especially with reference to shareholder structure, substantial modifications to governance regulations, particularly important linked operations or treasury stock.- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

g).- The approval of policy in matters of treasury stock.- - - - - - - - - - - - - - - -

h).- In general, operations involving the acquisition and disposal of substantial assets of the Company and major corporate operations.- - - - - - - - - - - - -

For the appropriate purposes, the respective powers of the Board of Directors, as stated in article thirty-six of the Corporate Bylaws, are literally transcribed below:- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

"Article 36.- With the exception of the powers granted by these By-laws to the general Meeting of shareholders, the Board of Directors has the widest authority with regard to the management, administration and representation of the Corporation. Consequently, it may adopt all types of agreements and carry out and enter into whatever acts and contracts it considers appropriate in order to

DIANA WEBB DAVIES
MARTINEZ CAMPOS, 26
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